UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-3A-2

File No. 69-242

Statement by Holding Company Claiming Exemption Under Rule

U-3A-2 from the Provisions of the Public Utility Holding

Company Act of 1935 (the Act)

To Be Filed Annually Prior to March 1

ENERGEN CORPORATION

(Name of company)

hereby files with the Securities and Exchange Commission (the Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. The claimant Energen Corporation, an Alabama corporation, is a holding company with the following direct and indirect subsidiaries. Unless otherwise noted, each subsidiary is an Alabama corporation:

Alabama Gas Corporation is a natural gas distribution company and has the following subsidiary:

Midtown NGV, Inc. is in the business of marketing natural gas as a vehicle fuel.

Energen Resources Corporation is an oil and gas exploration and production company and has the following subsidiaries:

Horse Creek Trading and Compression Company LLC, a Colorado limited liability company, is in the business of gas gathering and compression.

Basin Pipeline Corp. is in the business of gathering and transporting natural gas and coalbed methane.

Energen Resources TEAM, Inc. is an owner and operator of coalbed methane properties.

EGN Services, Inc. is a wholesale distributor of gas appliances.

American Heat Tech, Inc. has a passive investment in a company that owns certain high temperature combustion technology patents, licenses and royalty rights.

The business address of the Claimant and each of its subsidiaries is:

605 Richard Arrington, Jr. Boulevard North

Birmingham, Alabama 35203-2707

2. Alabama Gas Corporation, one of the Claimant's subsidiaries, is a "gas utility company" under the provisions of Section 2(a)(4) of the Act and is regulated by the Alabama Public Service Commission. The properties of Alabama Gas Corporation consist primarily of gas distribution systems serving communities in central and northwest Alabama. Alabama Gas Corporation also owns facilities for the liquefaction, storage, and revaporization of liquid natural gas; warehouses; office buildings; and other miscellaneous equipment and property. The Federal Power Commission (now Federal Energy Regulatory Commission), by order issued September 21, 1954 in Docket No. G-2575, has declared Alabama Gas Corporation to be exempt from the provisions of the Natural Gas Act, 15 U.S.C. 717 (c). Neither Claimant nor any of its subsidiaries other than Alabama Gas Corporation is a "gas utility company" under the provisions of Section 2(a)(4) of the Act.

3. The following is information for the last fiscal year with respect to Claimant and its subsidiary public utility company, Alabama Gas Corporation:

a. Mcf of natural or manufactured gas distributed at retail: 45,118,000 Mcf. MCF of natural or manufactured gas transported on behalf of end users: 53,989,000 Mcf

b. Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized: None

c. Mcf of natural or manufactured gas sold at wholesale outside the State in which such company is organized, or at the State line: None

d. Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line: 37,425,000 Mcf

4. The Claimant does not hold directly or indirectly any interest in an EWG or a foreign utility company.

A consolidating statement of income and retained earnings of the Claimant and its subsidiary companies for the last fiscal year ended September 30, 2001, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such fiscal year is attached hereto as Exhibit A and made a part hereof. Exhibit B with respect to an EWG or foreign utility company is not applicable to Claimant.

The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 21st day of February, 2002.

ENERGEN CORPORATION

(Name of Claimant)

BY WM. MICHAEL WARREN, JR.

WM. MICHAEL WARREN, JR.

ITS CHAIRMAN OF THE BOARD

CORPORATE SEAL

ATTEST:

BY J. DAVID WOODRUFF, JR.

J. DAVID WOODRUFF, JR.

ITS ASSISTANT SECRETARY

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

J. David Woodruff, Jr.,

Assistant Secretary

605 Richard Arrington, Jr. Boulevard North

Birmingham, Alabama 35203-2707

ENERGEN CORPORATION
Consolidating Statement of Income
Year Ended September 30, 2001
Unaudited
(in thousands of dollars)

	Energen			Alabama	Energen	EGN	American
	Consolidated	Elims	Parent	Gas **	Resources ***	Services	Heattech
Operating Revenues
Natural gas distribution	$553,862	$0	$0	$553,862	$0	$0	$0
Oil and gas production	231,111	(2,041)	0	0	233,152	0	0
Other	0	0	0	0	0	0	0

Total operating revenues	784,973	(2,041)	0	553,862	233,152	0	0

Operating Expenses
Cost of gas	327,531	(2,041)	0	329,572	0	0	0
Operations	173,848	0	1,660	95,410	76,764	0	14
Maintenance	10,402	0	0	10,402	0	0	0
Depreciation, depletion and amortization	86,975	0	0	30,933	56,042	0	0
Taxes, other than income taxes	62,208	0	0	37,257	24,947	0	4

Total operating expenses	660,964	(2,041)	1,660	503,574	157,753	0	18

Operating income	124,009	0	(1,660)	50,288	75,399	0	(18)

Other Income (Expense)
Interest expense	(42,070)	0	(30,040)	(12,030)	0	0	0
Interest income (expense) - affiliates	0	608	29,967	(286)	(30,244)	(45)	0
Dividends on preferred stock of subsidiary	0	0	0	0	0	0	0
Allowance for funds used during construction	2,098	0	0	2,098	0	0	0
Other, net	(165)	(608)	344	(607)	302	212	192

Total other income (expense)	(40,137)	0	271	(10,825)	(29,942)	167	192

Income Before Income Taxes	83,872	0	(1,389)	39,463	45,457	167	174
Income taxes	15,976	0	(468)	13,448	2,893	64	39

Net Income	67,896	0	(921)	26,015	42,564	103	135

Retained Earnings @ Beginning of Period	185,561	(223,713)	154,485	164,767	88,246	2,668	(892)
Less Common Stock Dividends	(21,103)	15,897	(21,103)	(15,897)	0	0	0
Net Income from Subsidiaries	0	(68,817)	68,817	0	0	0	0
Other Decreases	0	(1)	0	0	1	0	0

Retained Earnings @ End of Period	$232,354	($276,634)	$201,278	$174,885	$130,811	$2,771	($757)

** Includes transactions and balances of its subsidiary Midtown NGV

*** Includes transactions and balances of its subsidiaries and its affiliate Energen Resources TEAM Inc.

Consolidating Balance Sheet
September 30, 2001
Unaudited
(in thousands of dollars)

	Energen			Alabama	Energen	EGN	American
	Consolidated	Elims	Parent	Gas **	Resources ***	Services	Heattech
Property Plant and Equipment
Utility Plant	$758,374	$0	$0	$758,374	$0	$0	$0
Less: A/D	378,218	0	0	378,218	0	0	0
Utility plant, net	380,156	0	0	380,156	0	0	0

Oil and gas properties	822,956	0	0	0	822,956	0	0
Less: A/D	209,451	0	0	0	209,451	0	0
Oil and gas properties, net	613,505	0	0	0	613,505	0	0

Other property, net	4,673	0	0	333	4,087	253	0

Property, plant and equipment, net	998,334	0	0	380,489	617,592	253	0

Current Assets
Cash	5,333	0	340	1,555	3,243	127	68
Accounts receivable	84,109	0	21	50,203	33,953	785	(853)
Intercompany receivable	0	(21,925)	17,582	623	1,895	972	853
Allowance for doubtful accounts	(10,031)	0	0	(9,500)	(446)	(85)	0
Inventories	70,257	0	0	65,455	2,439	2,363	0
Prepayments and other	30,451	0	45	5,891	24,511	4	0
Advances to affiliate	0	(11,072)	11,072	0	0	0	0
Deferred taxes	12,425	(2,052)	0	14,477	0	0	0
Total current assets	192,544	(35,049)	29,060	128,704	65,595	4,166	68

Other assets
Advances to affiliate	0	(359,110)	359,110	0	0	0	0
Deferred charges and other	33,001	(489,288)	479,895	8,546	33,847	0	1
Total other assets	33,001	(848,398)	839,005	8,546	33,847	0	1

Total Assets	$1,223,879	($883,447)	$868,065	$517,739	$717,034	$4,419	$69

** Includes transactions and balances of its subsidiary Midtown NGV
*** Includes transactions and balances of its subsidiaries and its affiliate Energen Resources TEAM Inc.

Consolidating Balance Sheet
September 30, 2001
Unaudited
(in thousands of dollars)
	Energen			Alabama	Energen	EGN	American
	Consolidated	Elims	Parent	Gas **	Resources ***	Services	Heattech
Capitalization
Common shareholders' equity
Common stock	$311	($22)	$311	$20	$0	$1	$1
Treasury stock	(7,775)	0	(7,775)	0	0	0	0
Premium on capital stock	233,471	(156,345)	267,349	6,682	113,880	0	1,905
Capital surplus	2,802	(25,000)	0	27,802	0	0	0
Deferred compensation obligation	5,259	0	5,259	0	0	0	0
Accumulated other comprehensive loss	15,531	(15,531)	15,531	0	15,531	0	0
Amortization of restricted stock grants	(1,186)	0	(1,186)	0	0	0	0
Retained earnings	232,354	(276,634)	201,278	174,885	130,811	2,771	(757)

Total common shareholders' equity	480,767	(473,532)	480,767	209,389	260,222	2,772	1,149

Minority preferred stock	0	0	0	0	0	0	0
Long-term debt	544,110	0	359,110	185,000	0	0	0
Advances from parent	0	(359,110)	0	0	359,110	0	0

Total capitalization	1,024,877	(832,642)	839,877	394,389	619,332	2,772	1,149

Current Liabilities
LTD due in one year	16,072	0	11,072	5,000	0	0	0
Advances from parent	0	(11,072)	0	0	11,072	0	0
Notes payable to banks	7,000	0	6,000	1,000	0	0	0
Accounts payable	65,412	0	0	32,078	33,966	221	(853)
Intercompany payable	0	(21,925)	0	0	20,420	1,504	1
Accrued taxes	30,014	0	275	26,963	2,589	13	174
Customers' deposits	15,195	0	0	15,195	0	0	0
Amounts due customers	3,792	0	0	3,792	0	0	0
Accrued wages & benefits	25,821	0	13,005	11,616	1,200	0	0
Other	32,217	(2,052)	(2,596)	9,416	27,914	(58)	(407)

Total current liabilities	195,523	(35,049)	27,756	105,060	97,161	1,680	(1,085)

Deferred Credits and Other Liabilities
Deferred income taxes	0	(15,756)	(41)	15,825	0	(33)	5
Deferred investment tax credits	1,317	0	0	1,317	0	0	0
Other liabilities	2,162	0	473	1,148	541	0	0

Total deferred credits and other liabilities	3,479	(15,756)	432	18,290	541	(33)	5

Total Capital and Liabilities	$1,223,879	($883,447)	$868,065	$517,739	$717,034	$4,419	$69

** Includes transactions and balances of its subsidiary Midtown NGV
*** Includes transactions and balances of its subsidiaries and its affiliate Energen Resources TEAM Inc.